STATEMENT OF INVESTMENTS

Dreyfus Cash Management Plus, Inc.

October 31, 2007 (Unaudited)

Negotiable Bank Certificates of Deposit--43.5%	Principal Amount ($)	Value ($)
Alliance & Leicester PLC (London)		
5.33%, 11/13/07	200,000,000	200,000,000
Allied Irish Banks PLC (London)		
5.33%, 11/6/07 - 11/8/07	300,000,000	300,000,000
Banca Monte dei Paschi di Siena SpA (London) (Yankee)		
5.10% - 5.80%, 12/13/07 - 2/22/08	450,000,000	450,005,777
Bank of Scotland PLC (London)		
5.10% - 5.52%, 12/17/07 - 12/20/07	400,000,000	400,000,000
Bank of Tokyo-Mitsubishi Ltd. (Yankee)		
4.77% - 5.30%, 11/5/07 - 4/30/08	450,000,000	450,000,068
Barclays Bank PLC (Yankee)		
4.75% - 5.25%, 1/9/08 - 4/25/08	575,000,000	575,117,738
Bayerische Landesbank (Yankee)		
5.32%, 11/1/07	200,000,000	200,000,000
BNP Paribas (Yankee)		
5.30%, 11/5/07	200,000,000	200,000,000
Canadian Imperial Bank of Commerce (Yankee)		
4.78% - 5.53%, 11/2/07 - 11/14/07	152,200,000 a	152,199,981
Credit Suisse (Yankee)		
5.31%, 11/8/07	200,000,000	200,000,000
DEPFA BANK PLC (Yankee)		
5.05% - 5.12%, 1/22/08 - 1/25/08	730,000,000 b	730,000,000
HBOS Treasury Services PLC (London)		
5.80%, 12/11/07	200,000,000	200,000,000
HSH Nordbank AG (Yankee)		
5.30% - 5.45%, 11/5/07 - 11/13/07	300,000,000 b	300,000,000
Landesbank Hessen-Thuringen Girozentrale (London)		
5.31%, 11/9/07	500,000,000	500,000,000
Natixis (Yankee)		
5.19% - 5.30%, 11/5/07 - 2/15/08	550,000,000	550,000,000
Royal Bank of Canada (Yankee)		
5.35%, 11/9/07	4,300,000	4,299,876
Royal Bank of Scotland PLC (Yankee)		
5.48% - 5.68%, 11/19/07 - 12/14/07	330,000,000	330,000,000
Societe Generale (Yankee)		
5.20%, 1/4/08	350,000,000	350,000,000
Svenska Handelsbanken (Yankee)		
5.53%, 11/14/07	50,000,000	50,000,000
Swedbank (ForeningsSparbanken AB) (Yankee)		
5.12%, 4/7/08	200,000,000	200,000,000
UBS AG (Yankee)		
5.50%, 3/12/08	200,000,000	200,000,000
UniCredito Italiano SpA (Yankee)		
5.24%, 12/21/07	300,000,000	300,000,000
Wachovia Bank, N.A.		
5.50%, 11/26/07	300,000,000	300,000,000

Total Negotiable Bank Certificates of Deposit
(cost $7,141,623,440) **7,141,623,440**

Commercial Paper--35.0%

Amsterdam Funding Corp.		
5.06% - 5.14%, 12/17/07 - 1/9/08	270,000,000 b	268,028,389
ANZ National (International) Ltd.		
5.48%, 11/19/07	100,000,000 b	99,730,000
Aquinas Funding LLC		
5.27%, 1/9/08	49,293,000 b	48,801,713
ASB Finance Ltd.		
5.24% - 5.31%, 11/8/07 - 1/10/08	304,000,000 b	301,895,666
Atlantis One Funding Corp.		
5.20% - 5.29%, 1/4/08 - 1/17/08	575,000,000 b	569,214,396
Bank of America Corp.		
5.32%, 12/27/07	250,000,000	247,975,833
Barclays U.S. Funding Corp.		
5.16%, 4/4/08	100,000,000	97,834,306
Cancara Asset Securitisation Ltd.		
5.05% - 5.30%, 1/7/08 - 1/28/08	665,000,000 b	657,427,289
Citigroup Funding Inc.		
5.51% - 5.57%, 11/27/07 - 3/7/08	275,000,000	271,566,694
FCAR Owner Trust, Ser. I		
5.01%, 1/15/08	290,000,000	287,009,375
FCAR Owner Trust, Ser. II		
5.01%, 1/25/08	137,511,000	135,903,840
ICICI Bank Ltd.		
5.35%, 12/14/07	6,500,000	6,459,506
JPMorgan Chase & Co.		
5.04% - 5.15%, 2/4/08 - 4/1/08	600,000,000	590,864,639
Morgan Stanley		
5.20%, 3/28/08	50,000,000	48,958,861
Northern Rock PLC		
5.34%, 11/1/07	50,000,000	50,000,000
Santander Central Hispano Finance (Delaware) Inc.		
5.51%, 3/14/08	200,000,000	196,009,778
Scaldis Capital Ltd.		
5.01% - 5.03%, 1/25/08 - 1/28/08	263,000,000 b	259,856,506
Societe Generale N.A. Inc.		
5.23% - 5.31%, 11/6/07 - 1/8/08	300,000,000	297,978,931
Solitaire Funding Ltd.		
5.00% - 5.70%, 12/17/07 - 1/29/08	770,000,000 b	761,897,618
Swedbank (ForeningsSparbanken AB)		
5.31% - 5.45%, 11/8/07 - 11/14/07	293,340,000	292,874,434
Tempo Finance Ltd.		
5.30% - 5.35%, 1/4/08 - 1/31/08	160,000,000 b	158,015,724
Ticonderoga Master Funding Limited		
6.19%, 12/5/07	100,000,000 b	99,423,889
Total Commercial Paper		
(cost $5,747,727,387)		**5,747,727,387**

Corporate Notes--4.0%

Cullinan Finance Ltd.		
4.57%, 5/15/08	450,000,000 a,b	449,976,052

General Electric Capital Corp.		
4.91%, 11/26/07	100,000,000 a	100,000,000
Lehman Brothers Holdings Inc.		
5.17%, 11/22/07	97,200,000 a	97,200,000
Morgan Stanley		
5.33%, 1/18/08	10,000,000 a	10,003,201
Total Corporate Notes		
(cost $657,179,253)		**657,179,253**

Promissory Note--5.5%

Goldman Sachs Group Inc.		
5.07% - 5.20%, 11/2/07 - 6/17/08	655,000,000 c	655,000,000
Merrill Lynch & Co. Inc.		
5.13%, 11/13/07	250,000,000 c	250,000,000
Total Promissory Note		
(cost $905,000,000)		**905,000,000**

Time Deposits--4.4%

Banca Intesa SpA (Grand Cayman)		
4.62%, 11/1/07	352,000,000	352,000,000
Key Bank U.S.A., N.A. (Grand Cayman)		
4.44%, 11/1/07	366,000,000	366,000,000
Total Time Deposits		
(cost $718,000,000)		**718,000,000**

Repurchase Agreements--7.5%

Banc of America Securities LLC		
4.92%, dated 10/31/07, due 11/1/07 in the amount of $191,026,103 (fully collateralized by $194,838,275 Federal Home Loan Mortgage Corp., 6%, due 8/1/37, value $194,820,001)	191,000,000	191,000,000
Citigroup Global Markets Holdings Inc.		
5.09%, dated 10/31/07, due 11/1/07 in the amount of $140,019,785 (fully collateralized by $182,367,697 Corporate Bonds, 0%-8.744%, due 3/3/08-3/15/67, value $144,200,000)	140,000,000	140,000,000
Credit Suisse (USA) Inc.		
5.09%, dated 10/31/07, due 11/1/07 in the amount of $100,014,132 (fully collateralized by $99,941,900 Corporate Bonds, 3.90%-10.20%, due 6/16/08-6/15/32, value $103,003,636)	100,000,000	100,000,000
Greenwich Capital Markets		
5.04%, dated 10/31/07, due 11/1/07 in the amount of $220,030,785 (fully collateralized by $147,321,530 Corporate Bonds, 0%-8.35%, due 6/25/07-6/25/47, value $55,663,618, $169,036,803 Federal Home Loan Mortgage Corp., 2.345%-8.50%, due 5/15/29-6/15/37, value $41,609,441 and $177,656,882 Federal National Mortgage Association, 4.035%-11%, due 4/25/23-1/17/40, value $127,672,980)	220,000,000	220,000,000
HSBC USA Inc		
5.04%, dated 10/31/07, due 11/1/07 in the amount of $78,010,915 (fully collateralized by $107,990,000 Corporate Bonds, 5.02%-7.64%, due 8/25/35-12/25/37,		

value $80,347,422)	78,000,000	78,000,000
Merrill Lynch & Co. Inc.		
5.05%, dated 10/31/07, due 11/1/07 in the amount of		
$200,028,056 (fully collateralized by $208,599,536		
Corporate Bonds, 7.375%-9.415%, due 10/28/09-5/1/30,		
value $210,004,352)	200,000,000	200,000,000
Morgan Stanley		
5.09%, dated 10/31/07, due 11/1/07 in the amount of		
$50,007,066 (fully collateralized by $84,083,223		
Corporate Bonds, 0%-9.31%, due 10/20/18-4/22/19,		
value $52,098,040)	50,000,000	50,000,000
UBS Securities LLC		
5.04%, dated 10/31/07, due 11/1/07 in the amount of		
$250,034,983 (fully collateralized by $251,505,000		
Corporate Bonds, 1.50%-10%, due 11/1/07-6/15/50, value		
$257,503,846)	250,000,000	250,000,000
Total Repurchase Agreements		
(cost $1,229,000,000)		**1,229,000,000**
Total Investments (cost $16,398,530,080)	**99.9%**	**16,398,530,080**
Cash and Receivables (Net)	**.1%**	**12,372,719**
Net Assets	**100.0%**	**16,410,902,799**

a   Variable rate security--interest rate subject to periodic change.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 2007, these securities amounted to $4,704,267,242 or 28.7% of net assets.

c   These notes were acquired for investment, and not with the intent to distribute or sell. Securities restricted as to public resale. These securities were acquired from 5/15/06 to 10/2/07 at a cost of $905,000,000. At October 31, 2007, the aggregate value of these securities was $905,000,000 representing 5.5% of net assets and are valued at amortized cost.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.